Exhibit 99.1

Daqo New Energy Announces Unaudited Third Quarter 2018 Results

Shihezi, China—November 13, 2018—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the third quarter of 2018.

Third Quarter 2018 Financial and Operating Highlights

•	Polysilicon production volume of 4,734 MT in Q3 2018, compared to 5,659 MT in Q2 2018
•	Polysilicon external sales volume(1) of 6,199 MT in Q3 2018, compared to 3,881 MT in Q2 2018
•	Polysilicon average total production cost(2) of $8.94/kg in Q3 2018, compared to $9.05/kg in Q2 2018
•	Polysilicon average cash cost(2) of $7.12/kg in Q3 2018, compared to $7.43/kg in Q2 2018
•	Polysilicon average selling price (ASP) was $10.79/kg in Q3 2018, compared to $16.22/kg in Q2 2018
•	Solar wafer sales volume of 8.7 million pieces in Q3 2018, compared to 9.8 million pieces in Q2 2018
•	Revenue from continuing operations of $67.4 million in Q3 2018, compared to $63.0 million in Q2 2018
•	Gross profit from continuing operations of $12.8 million in Q3 2018, compared to $25.2 million in Q2 2018. Gross margin from continuing operations was 19.1% in Q3 2018, compared to 40.1% in Q2 2018
•	EBITDA (non-GAAP)(3) from continuing operations of $14.8 million in Q3 2018, compared to $27.4 million in Q2 2018
•	EBITDA margin (non-GAAP)(3) from continuing operations of 22.0% in Q3 2018, compared to 43.6% in Q2 2018
•	Net income from continuing operations was $4.2 million in Q3 2018, compared to $10.9 million in Q2 2018 and $14.6 million in Q3 2017
•	Net loss from discontinued operations was $22.4 million in Q3 2018, compared to net income from discontinued operations of $2.7 million in Q2 2018 and $9.7 million in Q3 2017
•	Net loss attributable to Daqo New Energy shareholders of $18.3 million in Q3 2018, compared to net income attributable to Daqo New Energy shareholders of $13.4 million in Q2 2018 and $24.1 million in Q3 2017
•	Loss per basic American Depository Share (ADS) of $1.39 in Q3 2018, compared to earnings per basic ADS of $1.06 in Q2 2018, and $2.28 in Q3 2017
•	Adjusted net income (non-GAAP)(3) attributable to Daqo New Energy shareholders of $4.3 million in Q3 2018, compared to $18.2 million in Q2 2018 and $25.6 million in Q3 2017
•	Adjusted earnings per basic ADS (non-GAAP)(3) of $0.33 in Q3 2018, compared to $1.44 in Q2 2018, and $2.42 in Q3 2017

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	Three months ended
US$ millions except as indicated otherwise	Sept 30, 2018	Jun 30, 2018	Sept 30, 2017
Revenues	67.4	63.0	72.9
Gross profit	12.8	25.2	26.8
Gross margin	19.1%	40.1%	36.7%
Operating income	4.0	18.0	22.8
Net income from continuing operations	4.2	10.9	14.6
(Loss)/income from discontinued operations, net of tax	(22.4)	2.7	9.7
Net (loss)/income attributable to Daqo New Energy Corp. shareholders	(18.3)	13.4	24.1
(Loss)/Earnings per basic ADS ($ per ADS)	(1.39)	1.06	2.28
Adjusted net income (non-GAAP)(3) attributable to Daqo New Energy Corp. shareholders	4.3	18.2	25.6
Adjusted earnings per basic ADS (non-GAAP)(3) ($ per ADS)	0.33	1.44	2.42
EBITDA from continuing operations (non-GAAP)(3)	14.8	27.4	31.9
EBITDA margin(3) from continuing operations (non-GAAP)	22.0%	43.6%	43.8%
Polysilicon sales volume (MT) (1)	6,199	3,881	4,500
Polysilicon production cost ($/kg)(2)	8.94	9.05	8.95
Polysilicon cash cost (excl. dep’n) ($/kg)(2)	7.12	7.43	7.16

Notes:

(1)       The Company’s polysilicon external sales volume excludes internal sales to Daqo New Energy’s Chongqing wafer manufacturing subsidiary, which utilized polysilicon as raw material for the production of solar wafers and which the Company discontinued in September 2018. The sales volume is the quantity of goods that have been received by external customers, and thus the corresponding revenue has been recognized during the period indicated.

(2)       Production cost and cash cost only refer to production in our Xinjiang polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon in Xinjiang divided by the production volume in the period indicted. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation expense in Xinjiang, divided by the production volume in the period indicated.

(3)        Daqo New Energy provides EBITDA from continuing operations, EBITDA margin from continuing operations, adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per ADS on a non-GAAP basis to provide supplemental information regarding its financial performance. For more information on these non-GAAP financial measures, please see the section captioned "Use of Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.

Management Remarks

Mr. Longgen Zhang, CEO of Daqo New Energy, commented, “We are pleased to report another solid quarter. In spite of weak market demands, we sold 6,199 MT of polysilicon during the third quarter, with polysilicon inventory returning to lean levels, which demonstrates our product’s superior quality and our strong relationships with downstream customers. We successfully completed annual maintenance in September and resumed production earlier than originally scheduled to minimize its impact on production volumes and our cost structure. In addition, we also began pilot production for Phase 3B project in October ahead of schedule. We are in the process of optimizing throughput, efficiency and quality and expect to ramp up Phase 3B to full capacity early in the first quarter of 2019. With lower electricity rates, higher manufacturing efficiency, greater economies of scale and enhanced equipment and processes, we expect the overall total cost of polysilicon production from our Xinjiang facilities to decrease to approximately US$7.50 per kilogram when fully ramped up. Moreover, Phase 3B will not only increase our capacity and reduce costs, but also allow us to improve product quality with approximately 80% of our production capacity devoted to mono-crystalline grade polysilicon, of which approximately half will be applicable for use in N-type mono-crystalline solar cells.”

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“Despite the impact of the new solar PV policy issued on May 31, 2018, China will still be the largest solar PV market this year with 34.5 GW already installed during the first three quarters of 2018. In late September, China’s National Development and Reform Commission released the second draft of renewable energy portfolio standard, which is expected to lay a solid foundation for the nation’s goals of increasing non-fossil energies as percentage of total primary energy to 15% in 2020 and 20% in 2030, respectively. In addition, China National Energy Administration held an informal gathering on November 2, in which it reiterated the government’s continuous support to the solar PV industry and hinted that it might increase China’s cumulative solar installation target by 2020 to at least 210 GW or higher. Subsidies will also continue until 2022 when grid parity is expected to be achieved. Several government agencies have also started to evaluate potential opportunities to effectively reduce the soft cost of solar PV projects so that an increasing number of grid-parity projects will become feasible in China as soon as possible. Solar PV is becoming one of the most cost-effective and feasible forms of renewable energy generation in many global markets, including China. With cost reduction efforts continuing throughout the entire solar PV value chain, we believe the new era of grid parity in the global solar PV market is just around the corner.”

“As one of the industry’s leading suppliers, Daqo New Energy benefits from its strong cost structure advantage and quality, which are continuously being improved upon with the addition of our Phase 3B and 4A projects. Our Phase 4A project is currently under construction and is expected to begin pilot production in the fourth quarter of 2019. We expect to ramp up Phase 4A to full production in the first quarter of 2020 which will expand our total production capacity to 70,000 MT and reduce the overall total cost of polysilicon production for our Xinjiang facilities to approximately US$6.80 per kilogram. We believe the combination of our cost structure advantage, high quality products and increasing capacity will allow us to benefit from future sustainable growth of global solar PV markets.”

Corporate Developments

In September 2018, the Company made a strategic decision to discontinue its Chongqing business subsidiary, including its solar wafer manufacturing operations, to accommodate the increasingly challenging market conditions. Accordingly, the Company has incurred $6.8 million in fixed-asset impairment and $1.3 million in employee severance related to wafer sector in the third quarter. For financial reporting purpose, the Chongqing subsidiary has been classified as “discontinued operations.” Furthermore, the company recognized $11.4 million fixed assets impairment loss for its Chongqing polysilicon facilities in the third quarter, which resulted from assets identified as non-transferrable and/or not able to be reutilized by its Xinjiang polysilicon manufacturing or expansion projects. The operational results of the Chongqing business have been excluded from the Company's financial results from continuing operations and have been separately presented under discontinued operations. Retrospective adjustments to the historical statements have also been made to provide a consistent basis of comparison for the financial results. Going forward, the Company will focus all of its resources and expertise on its core polysilicon manufacturing business.

Outlook and guidance

The Company expects to produce approximately 7,000 MT to 7,100 MT of polysilicon and sell approximately 6,800 MT to 6,900 MT of polysilicon to external customers during the fourth quarter of 2018. For the full year 2018, the Company expects to produce approximately 23,000 MT of polysilicon. This outlook reflects Daqo New Energy’s current and preliminary view as of the date of this press release and may be subject to change. The Company’s ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Third Quarter 2018 Results

Revenues

Revenues were $67.4 million, compared to $63.0 million in the second quarter of 2018 and $72.9 million in the third quarter of 2017. The sequential increase in revenues was primarily due to higher polysilicon sales volumes offset in part by lower ASPs.

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Gross profit and margin

Gross profit was approximately $12.8 million, compared to $25.2 million in the second quarter of 2018 and $26.8 million in the third quarter of 2017. Gross margin was 19.1%, compared to 40.1% in the second quarter of 2018 and 36.7% in the third quarter of 2017. The sequential decrease was primarily due to lower ASPs partially offset by lower average polysilicon production cost.

Selling, general and administrative expenses

Selling, general and administrative (SG&A) expenses were $7.6 million, compared to $7.5 million in the second quarter of 2018 and $4.0 million in the third quarter of 2017. The year-over-year increase in SG&A was primarily due to an increase of non-cash share-based compensation costs related to the Company’s 2018 share incentive plan.

Research and development expenses

Research and development (R&D) expenses were approximately $1.4 million, compared to $0.2 million in the second quarter of 2018 and $0.1 million in the third quarter of 2017. Research and development expenses can vary from period to period and reflect R&D activities that took place during each period.

Other operating income

Other operating income was $0.1 million, compared to $0.5 million in the second quarter of 2018 and $0.1 million in the third quarter of 2017. Other operating income mainly consists of unrestricted cash incentives that the Company receives from local government authorities, the amount of which varies from period to period.

Operating income and margin

As a result of the foregoing, operating income was $4.0 million, compared to $18.0 million in the second quarter of 2018 and $22.8 million in the third quarter of 2017. Operating margin was 5.9%, compared to 28.6% in the second quarter of 2018 and 31.3% in the third quarter of 2017.

Interest expense

Interest expense was $2.1 million, compared to $3.1 million in the second quarter of 2018 and $4.0 million in the third quarter of 2017.

Foreign exchange gain/ (loss)

Foreign exchange gain was $1.9 million, compared to $0.1 million in the second quarter of 2018 and loss of $0.1 million in the third quarter of 2017. The Company realized exchange gain of $1.9 million occurred in the third quarter due to depreciation of RMB against USD in relation to the exchange settlement of proceeds from the Company’s following-on offering in the second quarter of 2018.

EBITDA

EBITDA from continuing operations was $14.8 million, compared to $27.4 million in the second quarter of 2018 and $31.9 million in the third quarter of 2017. EBITDA margin was 22.0%, compared to 43.6% in the second quarter of 2018 and 43.8% in the third quarter of 2017.

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Income (loss) from discontinued operations, net of tax

During the third quarter, the Company decided to discontinue its solar wafer manufacturing operations. Results of the discontinued operations of the previous quarter and comparative quarter were represented accordingly. Loss on discontinued operations was $22.4 million in the third quarter of 2018, compared to net income from discontinued operations of $2.7 million in the second quarter of 2018 and $9.7 million in the third quarter of 2017.

Net income (loss) attributable to Daqo New Energy Corp. shareholders and earnings/ (loss) per ADS

As a result of the foregoing, net loss attributable to Daqo New Energy Corp. shareholders was $18.3 million, compared to net income attributable to Daqo New Energy Corp. Shareholders of $13.4 million in the second quarter of 2018 and $24.1 million in the third quarter of 2017. Loss per basic ADS was $1.39, compared to earning per basic ADS of $1.06 in the second quarter of 2018 and $2.28 in the third quarter of 2017.

Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS

Excluding the impact of non-cash costs and expenses such as costs related to the Chongqing polysilicon operations, share-based compensation costs and long-lived assets impairment, adjusted net income attributable to Daqo New Energy Corp. shareholders was $4.3 million, compared to $18.2 million in the second quarter of 2018 and $25.6 million in the third quarter of 2017. Adjusted earnings per basic ADS was $0.33, compared to $1.44 in the second quarter of 2018 and $2.42 in the third quarter of 2017.

Financial Condition

As of September 30, 2018, the Company had $110.3 million in cash, cash equivalents and restricted cash, compared to $155.3 million as of June 30, 2018 and $39.9 million as of September 30, 2017. As of September 30, 2018, the accounts receivable balance was $1 thousand, compared to $8 thousand as of June 30, 2018 and $1.3 million as of September 30, 2017. As of September 30, 2018, the notes receivable balance was $22.5 million, compared to $17.0 million as of June 30, 2018 and $11.9 million as of September 30, 2017. As of September 30, 2018, total borrowings were $165.3 million, of which $119.4 million were long-term borrowings, compared to total borrowings of $171.5 million, including $92.9 million long-term borrowings, as of June 30, 2018 and total borrowings of $190.0 million, including $117.2 million long-term borrowings, as of September 30, 2017.

Cash Flows

For the nine months ended September 30, 2018, net cash provided by operating activities from continuing operations was $48.7 million, compared to $69.7 million in the same period of 2017.

For the nine months ended September 30, 2018, net cash used in investing activities from continuing operations was $90.1 million, compared to $19.9 million in the same period of 2017. The net cash used in investing activities from continuing operations in the first nine months of 2018 and 2017 was primarily related to the capital expenditure on the Xinjiang polysilicon projects.

For the nine months ended September 30, 2018, net cash provided by financing activities from continuing operations was $96.5 million, compared to net cash used in financing activities of $21.3 million in the same period of 2017. The increase was primarily due to net proceeds from follow-on offering.

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Use of Non-GAAP Financial Measures

To supplement Daqo New Energy’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable GAAP measures including earnings before interest, taxes, depreciation & amortization ("EBITDA") and EBITDA margin; adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS. Management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key element of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provide investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures, and may be different from non-GAAP measures used by other companies.

The Company uses EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenues. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS exclude costs related to the non-operational polysilicon assets in Chongqing. Such costs mainly consist of non-cash depreciation costs, as well as utilities and maintenance costs associated with the temporarily idle polysilicon machinery and equipment; the Company will remove this adjustment from the non-GAAP reconciling items beginning from the fourth quarter of 2018, since as of the end of the third quarter of 2018, all of the polysilicon machinery and equipment have been either relocated to Xinjiang, disposed of, or planned to be disposed of. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS also exclude costs related to share-based compensation and long-lived assets impairment. Share-based compensation is a non-cash expense that varies from period to period. Long-lived assets impairment during the third quarter of 2018 is a non-cash write-off related to the discontinued solar wafer and polysilicon manufacturing facilities in Chongqing. As a result, management excludes these items from its internal operating forecasts and models. Management believes that this adjustment for share-based compensation and long-lived assets impairment related to the discontinued operations provides investors with a basis to measure the Company's core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation.

A reconciliation of non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM Eastern Time on November 13, 2018.

The dial-in details for the live conference call are as follows:

Participant dial in (toll free):	+1-888-346-8982
Participant international dial in:	+1-412-902-4272
China mainland toll free:	4001-201203
Hong Kong toll free:	800-905945
Hong Kong-local toll:	+852-301-84992

Please dial in 10 minutes before the call is scheduled to begin and ask to join the Daqo New Energy Corp. call.

You can also listen to the conference call via Webcast through the URL: https://services.choruscall.com/links/dq181113.html

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A replay of the call will be available 1 hour after the end of the conference through November 20, 2018.

The conference call replay numbers are as follows:

US Toll Free:	+1-877-344-7529
International Toll:	+1-412-317-0088
Canada Toll Free:	855-669-9568
Replay access code:	10125917

To access the replay using an international dial-in number, please select the link below: https://services.choruscall.com/ccforms/replay.html

Participants will be required to state their name and company upon entering the call.

ABOUT DAQO NEW ENERGY CORP.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2008, the Company is one of the world’s lowest cost producers of high-purity polysilicon.  Daqo’s highly-efficient and technically advanced manufacturing facility in Xinjiang, China currently has a nameplate annual polysilicon production capacity of 30,000 metric tons, and the Company is undergoing a debottlenecking project and a capacity expansion project and expects to increase its annual polysilicon production capacity to 70,000 metric tons in the first quarter of 2020.

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of 2018 and quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and the Company’s ability to lower its production costs. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

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Daqo New Energy Corp.

Unaudited Condensed Consolidated Statement of Operations and Comprehensive Income/(Loss)

(US dollars in thousands, except ADS and per ADS data)

	Three months ended			Nine months ended
	Sept 30, 2018	Jun 30, 2018	Sept 30, 2017	Sept 30, 2018	Sept 30, 2017

Revenues	$67,390	$62,963	$72,855	$225,997	$204,279
Cost of revenues	(54,543)	(37,717)	(46,105)	(144,821)	(128,368)
Gross profit	12,847	25,246	26,750	81,176	75,911
Operating expenses
Selling, general and administrative expenses	(7,567)	(7,516)	(3,962)	(18,837)	(11,560)
Research and development expenses	(1,437)	(209)	(101)	(1,767)	(629)
Other operating income	138	480	118	650	499
Total operating expenses	(8,866)	(7,245)	(3,945)	(19,954)	(11,690)
Income from operations	3,981	18,001	22,805	61,222	64,221
Interest expense	(2,126)	(3,083)	(4,047)	(8,872)	(12,561)
Interest income	276	374	111	795	284
Foreign exchange gain (loss)	1,937	5	(2)	1,938	(4)
Income before income taxes	4,068	15,297	18,867	55,083	51,940
Income tax (expense)/benefit	87	(4,377)	(4,218)	(10,154)	(11,728)
Net income from continuing operations	4,155	10,920	14,649	44,929	40,212
(Loss)/income from discontinued operations, net of tax	(22,410)	2,681	9,702	(17,612)	19,550
Net (loss)/income	(18,255)	13,601	24,351	27,317	59,762
Net income attributable to non-controlling interest	41	195	242	575	634
Net (loss)/income attributable to Daqo New Energy Corp. shareholders	$(18,296)	$13,406	24,109	26,742	59,128

Net (loss)/income	(18,255)	13,601	24,351	27,317	59,762
Other comprehensive income:
Foreign currency translation adjustments	(18,706)	(23,412)	6,004	(27,291)	13,074
Total other comprehensive (loss)/income	(18,706)	(23,412)	6,004	(27,291)	13,074
Comprehensive (loss)/income	(36,961)	(9,811)	30,355	26	72,836
Comprehensive (loss)/income attributable to non-controlling interest	(34)	19	281	432	719
Comprehensive (loss)/income attributable to Daqo New Energy Corp. shareholders	$(36,927)	$(9,830)	$30,074	$(406)	72,117

(Loss)/Earnings per ADS
- continuing operations	0.32	0.85	1.36	3.63	3.75
- discontinued operations	(1.71)	0.21	0.92	(1.44)	1.85
Basic	(1.39)	1.06	2.28	2.19	5.60

- continuing operations	0.31	0.80	1.33	3.45	3.69
- discontinued operations	(1.67)	0.20	0.89	(1.37)	1.82
Diluted	(1.36)	1.00	2.22	2.08	5.51
Weighted average ADS outstanding
Basic	13,122,403	12,630,578	10,570,485	12,208,626	10,560,197
Diluted	13,444,935	13,364,509	10,874,914	12,829,410	10,728,539
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Daqo New Energy Corp.

Unaudited Consolidated Balance Sheets

(US dollars in thousands)

	Sept 30, 2018	Jun 30, 2018	Sept 30, 2017

ASSETS:
Current Assets:
Cash and cash equivalents	$110,322	$155,262	$39,937
Restricted cash	2,913	17,215	18,774
Short-term investment	14,561	-	-
Accounts receivable, net	1	8	1,314
Notes receivable	22,500	16,997	11,937
Prepaid expenses and other current assets	9,029	7,426	5,934
Advances to suppliers	2,225	1,295	3,111
Inventories	17,021	29,643	13,768
Amount due from related parties	4,560	5,137	95
Current assets associated with discontinued operations	9,641	20,934	29,358
Total current assets	192,773	253,917	124,228
Property, plant and equipment, net	536,131	511,590	465,586
Prepaid land use right	22,415	23,395	23,673
Deferred tax assets	676	702	611
Investment in an affiliate	651	675	607
Non-current assets associated with discontinued operations	62,454	87,558	94,672
TOTAL ASSETS	815,100	877,837	709,377

Current liabilities:

Short-term borrowings, including current portion of long-term borrowings	45,867	78,571	72,583
Accounts payable	9,580	18,309	14,041
Notes payable	5,237	26,521	27,726
Advances from customers	16,380	19,205	16,614
Payables for purchases of property, plant and equipment	39,097	17,516	23,586
Accrued expenses and other current liabilities	8,356	5,461	8,799
Amount due to related parties	1,925	1,173	7,617
Income tax payable	3,821	5,233	7,951
Current liabilities associated with discontinued operations	23,228	34,916	38,981
Total current liabilities	153,491	206,905	217,898
Long-term borrowings	119,399	92,915	117,208
Other long-term liabilities	21,642	22,608	22,935
Advance from customers – long term portion	9,028	11,181	-
Non-current liabilities associated with discontinued operations	744	791	2,952
TOTAL LIABILITIES	304,304	334,400	360,993

EQUITY:
Ordinary shares	33	33	27
Treasury stock	(1,749)	(1,749)	(1,749)
Additional paid-in capital	363,312	358,992	243,930
Accumulated gains	160,017	178,313	99,560
Accumulated other comprehensive income	(14,041)	4,590	4,268
Total Daqo New Energy Corp.’s shareholders’ equity	507,572	540,179	346,036
Non-controlling interest	3,224	3,258	2,348
Total equity	510,796	543,437	348,384
TOTAL LIABILITIES & EQUITY	815,100	877,837	709,377
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Daqo New Energy Corp.

Unaudited Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the nine months ended Sept 30,
	2018	2017
Operating Activities:
Net income	27,317	59,762
Less: (Loss)/income from discontinued operations, net of tax	(17,612)	19,550
Net income from continuing operations	44,929	40,212
Adjustments to reconcile net income to net cash provided by operating activities:

Share-based compensation	9,510	3,031
Depreciation of property, plant and equipment	20,368	20,440

Changes in operating assets and liabilities:
Accounts receivable	699	549
Notes receivable	(2,973)	(1,933)
Prepaid expenses and other current assets	(3,417)	562
Advances to suppliers	(773)	(1,599)
Inventories	(4,000)	(7,117)
Amount due from related parties	-	1,447
Amount due to related parties	5,566	(11,514)
Prepaid land use rights	414	396
Accounts payable	(9,201)	(721)
Notes payable	(11,286)	12,323
Accrued expenses and other current liabilities	(2,001)	2,808
Income tax payable	(9,159)	2,367
Advances from customers	10,445	8,916
Deferred government subsidies	(461)	(441)
Net cash provided by operating activities – continuing operations	48,660	69,726
Net cash provided by operating activities – discontinued operations	14,939	28,689
Net cash provided by operating activities	63,599	98,415

Investing activities:
Purchases of property, plant and equipment	(74,774)	(19,870)
Purchase of short-term investment	(15,373)	-
Net cash used in investing activities – continuing operations	(90,147)	(19,870)
Net cash used in investing activities – discontinued operations	(9,783)	(21,114)
Net cash used in investing activities	(99,930)	(40,984)

Financing activities:
Proceeds from related parties loans	35,358	19,245
Repayment of related parties loans	(35,358)	(19,245)
Proceeds from bank borrowings	27,979	47,546
Repayment of bank borrowings	(38,741)	(69,654)
Cash received from exercise of options	685	788
Proceeds from follow-on offering	113,541	-
Issuance cost	(6,919)	-
Net cash provided by (used in) financing activities – continuing operations	96,545	(21,320)
Net cash used in financing activities – discontinued operations	(12,271)	(8,313)
Net cash provided by (used in) financing activities	84,274	(29,633)

Effect of exchange rate changes	(5,636)	1,881
Net increase in cash, cash equivalents and restricted cash	42,307	29,679
Cash, cash equivalents and restricted cash at the beginning of the period	72,667	31,881
Cash, cash equivalents and restricted cash at the end of the period	114,974	61,560

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	Sept 30, 2018	Sept 30, 2017
Cash and cash equivalents	111,956	40,903
Restricted cash	3,018	20,657
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	114,974	61,560

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Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months Ended			Nine months Ended
	Sept 30, 2018	Jun 30, 2018	Sept 30, 2017	Sept 30, 2018	Sept 30, 2017
Net income from continuing operations	4,155	10,920	14,649	44,929	40,212
Income tax expense/(benefit)	(87)	4,377	4,218	10,154	11,728
Interest expense	2,126	3,083	4,047	8,872	12,561
Interest income	(276)	(374)	(111)	(795)	(284)
Depreciation & Amortization	8,891	9,439	9,103	27,679	27,439
EBITDA from continuing operations (non-GAAP)	14,809	27,445	31,906	90,839	91,656
EBITDA margin from continuing operations (non-GAAP)	22.0%	43.6%	43.8%	40.2%	44.9%

	Three months Ended			Nine months Ended
	Sept 30, 2018	Jun 30, 2018	Sept 30, 2017	Sept 30, 2018	Sept 30, 2017
Net income (loss) attributable to Daqo New Energy Corp. shareholders	(18,296)	13,406	24,109	26,742	59,128
Costs related to the non-operational Chongqing polysilicon operations	128	388	454	968	2,001
Share-based compensation	4,267	4,384	1,045	9,510	3,031
Impairment of long-lived assets	18,221	-	-	18,221	-
Adjusted net income (non-GAAP) attributable to Daqo New Energy Corp. shareholders	4,320	18,178	25,608	55,441	64,160
Adjusted earnings per basic ADS (non-GAAP)	0.33	1.44	2.42	4.54	6.08
Adjusted earnings per diluted ADS (non-GAAP)	0.32	1.36	2.35	4.32	5.98

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For further information, please contact:

Daqo New Energy Corp.

Investor Relations Department

Phone: +86-187-1658-5553

Email: dqir@daqo.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333

Email: tfleming@Christensenir.com

For more information about Daqo New Energy, please visit http://daqo.gotoip1.com/

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